November 2, 2005



Mail Stop 6010

Christopher Miles
Wimax EU, LTD
356 Pine Avenue, Apt. 1
Pacific Grove, California 93950

Re:	Wimax EU, LTD
	Amendment No. 3 to Registration Statement on Form SB-2
	Filed October 21, 2005
	         File No. 333-123351
Dear Mr. Miles:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Please refer to our prior comment 11 from our letter dated September 13, 2005 regarding your outstanding shares having apparently exceeded your authorized shares at December 31, 2004. It is unclear how this does not result in you issuing shares that were not authorized. Please explain.
2. Please reconcile the exercise prices of the stock options mentioned on pages 13 and 14.

You may contact Eric Atallah at (202) 551-3663 or in his absence, Kaitlan Tillan at (202) 551-3604, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.
      Sincerely,




							Russell Mancuso
							Branch Chief

cc:	Greg E. Jaclin, Esq.